As filed with the Securities and Exchange Commission on December 10, 2001

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________________________

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d) (1) or 13(e) (1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

THE ASIA PACIFIC FUND, INC.
(Name of Subject Company (issuer))

THE ASIA PACIFIC FUND, INC.
(Names of Filing Persons (offerer and issuer))

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

044901106
(CUSIP Number of Class of Securities)

Deborah A. Docs
The Asia Pacific Fund, Inc.
Gateway Center Three
Newark, New Jersey 07102-4077

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

copy to:

Earl D. Weiner
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$11,692,632 (a) ...............................	$2,338.53 (b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 1,532,455 shares in the offer, based upon a price of $7.63 (90% of the net asset value per share of $8.48 at October 31, 2001.)

(b)	Calculated as 1/50th of 1% of the Transaction Valuation.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,338.53 Form or Registration No.: Schedule TO Filing Party: The Asia Pacific Fund, Inc. Date Filed: November 6, 2001

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]   third-party tender offer subject to Rule 14d-1.

[X]   Issuer tender offer subject to Rule 13e-4.

[   ]   going-private transaction subject to Rule 13e-3.

[   ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Introductory Statement

                This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 6, 2001 by The Asia Pacific Fund, Inc., a Maryland corporation (the “Fund”), relating to an offer to purchase for cash up to 10% of its outstanding shares, or 1,532,455 of the Fund’s issued and outstanding shares of Common Stock, par value $0.01 per share, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 12.   Exhibits.

                The following material is hereby filed as an additional exhibit to the Fund's Schedule TO:

(a)(5)(i)	Text of press release dated and issued on December 10, 2001.

SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Asia Pacific Fund, Inc. /s/ Robert F. Gunia Name: Robert F. Gunia Title: Vice President and Treasurer

Dated: December 10, 2001

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION	EXHIBIT NO. IN FILING

(a)(5)(i)	Text of press release dated and issued on December 10, 2001.	99.(a)(5)(i)